UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 21, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED REINSTATES 2020 GUIDANCE
ON GROWING CERTAINTY AND ANTICIPATED CONCLUSION OF SA ASSETS SALE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
AngloGold Ashanti Reinstates 2020 Guidance on Growing Certainty and Anticipated Conclusion of
SA Assets Sale

(PRESS RELEASE – JOHANNESBURG) – AngloGold Ashanti today reinstated annual guidance given improved operating certainty amid the COVID-19 pandemic and in anticipation of the conclusion of the sale of its South African assets at the end of this month.

On 14 September 2020, it was announced that all conditions precedent have been met with respect to the sale of its remaining mines in South Africa (“the transaction”) to Harmony Gold Mining Company Limited
(“Harmony”). Consequently, the transaction is scheduled to close in accordance with the transaction agreement on 30 September 2020, upon which Harmony will assume full ownership and operation of all assets and liabilities that form part of the transaction.

“We’re pleased to reintroduce guidance, which reflects our greater certainty in relation to full year operating performance,” said Christine Ramon, AngloGold Ashanti’s interim Chief Executive Officer. “Our operators have done an outstanding job managing through this period – limiting the impact of COVID-19 on production and costs, while prioritising the health of our employees and host communities.”

Annual guidance on financial and operating metrics was withdrawn on 27 March 2020 as the pandemic accelerated and many governments responded by restricting travel, closing borders and ordering some businesses to cease or limit operations. The Cerro Vanguardia mine in Argentina, Serra Grande in Brazil and all South African operations were ordered to close for varying periods, while border closures slowed down the
Obuasi Redevelopment Project. All subsequently returned to full production, whilst the completion date for the
Obuasi project was moved out by three months to the end of the first quarter next year and it remains on track to meet that schedule.

The Company benefited from its diversified global portfolio and careful management during the intervening period, with the impact in the first half of the year limited to 85,000oz – or approximately 3% of production –
and $53/oz, or approximately 5% of the all-in sustaining cost during the period. Most of this impact was related to the South African assets, where the Mponeng mine was ordered to close from 26 March 2020 and only resumed production on 4 May 2020, after which it was initially allowed to ramp up to just 50% of capacity. The mine was closed again on 24 May 2020 until 1 June 2020.

AngloGold Ashanti has taken a number of proactive steps to protect our employees, our host communities and business, in line with the Company's values, guidelines and advice provided by the World Health Organization
(WHO) and with the requirements of the countries in which we operate. The health and wellbeing of our employees and our host communities remains our key priority. A cross-functional team, including operations, technical, finance, health, community, government relations and other support disciplines, is helping to guide the response to the crisis.

The Company has for some time employed increased screening and surveillance of employees, stopped non-
essential travel, instituted mandatory quarantine for arriving travellers and increased hygiene awareness across its operations, in addition to a range of other measures to mitigate the risks presented by the virus. It has also worked with local communities to help bolster their responses to the outbreak. These initiatives have complemented government responses in each of its operating jurisdictions.

While we expect that these measures together with our business continuity plans will enable our operations to deliver in line with our production targets, we remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable.

Guidance
Updated 2020 Group Guidance (including contribution from SA assets to end of September 2020)

Production (000oz) *#
3,030 - 3,100
All-in sustaining costs ($/oz) ^
1,060

-
1,120
Total capital expenditure ($m) ^
890
- 950
Sustaining capital expenditure ($m) ^
610
- 650
Non-sustaining capital expenditure ($m) ^
280
- 300
* South African assets are expected to have produced approximately 240,000oz in the nine months to
30 September 2020, at an AISC of approximately $1,300/oz.
# Production includes pre-production ounces from Obuasi.
^ All-in sustaining costs and capital expenditure assume three months of commercial production from Obuasi relating to Phase 1 of the Redevelopment Project.
Updated 2020 Group Guidance (excluding SA assets for the full year 2020)

Production (000oz) #
2,800 - 2,860
All-in sustaining costs ($/oz) ^
1,050
- 1,100
Total capital expenditure ($m) ^
850
- 905
Sustaining capital expenditure ($m) ^
570
- 605
Non-sustaining capital expenditure ($m) ^
280
- 300
# Production includes pre-production ounces from Obuasi.
^ All-in sustaining costs and capital expenditure assume three months of commercial production from Obuasi relating to Phase 1 of the Redevelopment Project.

Economic assumptions are as follows: ZAR16.66/$; A$/$0.69; BRL5.12/$; AP70.00/$; Brent $44/bbl.
Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended
31 December 2019, filed with the United States Securities and Exchange Commission (SEC).

ENDS
Johannesburg
21 September 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite
General inquiries
+27 11 637 6388/ +27 83 301 2481
cnthite@anglogoldashanti.com
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
Fundisa Mgidi
+27 11 637 6273 / +27 78 364 2080
+27 11 637 6763 / +27 82 821 5322
yrchowthee@anglogoldashanti.com
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-
in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange
Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti’s external auditors.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS.
In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2020
By: /s/ L MARWICK
Name: L Marwick
Title: EVP: General Counsel
AngloGold Ashanti Limited
and Interim Company Secretary